SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of October, 2003.

List of Exhibits:

1.	Press release regarding exercise of options.

BioProgress PLC

27 October 2003

BioProgress PLC (‘BioProgress’ or the ‘Company’)

Pursuant to the exercise of an option by Collins Stewart Limited over 1,500,000 ordinary shares of 1p each in the Company, application has been made for these new ordinary shares (‘New Shares’) to be admitted to the Alternative Investment Market (‘AIM’). The option exercise price is 16 pence per share.

Admission of the New Shares is expected to become effective on 29 October 2003.

27 October 2003

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards

Dated: October 27, 2003	Elizabeth Edwards
Chief Financial Officer